Exhibit 99.1

New Gold Provides Notice of Release of Third Quarter 2018 Results

TORONTO, Oct. 3, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American:NGD) plans to release its third quarter 2018 financial results after market close on Wednesday, October 24, 2018. A webcast and conference call to discuss these results will be held on Thursday, October 25, 2018 at 10:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until November 25, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 4183034. An archived webcast will also be available until January 26, 2019 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/03/c6020.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:00e 03-OCT-18